United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 000-49734	CUSIP Number
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

FLORIDA COMMUNITY BANKS INC
Full Name of Registrant

Former Name if Applicable
1400 NORTH 15th STREET
Address of Principal Executive Office (Street and Number)
IMOKALEE, FLORIDA 34142-2202
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The completion of the financial statements and related footnotes and disclosures could not be completed by the filing deadline without unreasonable effort and expense because Florida Community Banks, Inc (the "Company") is still in the process of finalizing its financial statements and notes for the year ended December 31, 2008.
At or about the time to filing the Company's Annual Report on Form 10-K, events occurred or become known to management about a borrowers' financial condition that provided additional evidence regarding conditions that existed at December 31, 2008. As a result, the Company may be required to recognize the impairment as of December 31, 2008.
These adjustments could impact 1) the amount of interest income reported 2) the provision for loan losses 3) loans charged off 4) the resulting balance in loans outstanding and the Allowance for Loan Losses.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Guy Harris	239	657-3171
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company expects to report a net loss for the fourth quarter of 2008 of approximately $27.6 million or $(3.49) per diluted share, down from a net loss of $1.5 million or $(0.19) per diluted share in the fourth quarter of 2007. For the year ended December 31, 2008, the Company expects to report a net loss of approximately $52.3 million or $(6.57) per diluted share compared to net income of $10.9 million or $1.36 per diluted share. The net losses sustained by the Company during the year ended December 31, 2008 were primarily due to the severe downturn in the economy and the corresponding deterioration in the Company's loan portfolio.

  Forward Looking Statements

  This notification of Late Filing on Form 12b-25 includes forward-looking statements within the meaning and subject to the protection of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the use of words such as expect", may", could", intend", project", schedule", estimate", anticipate", should", will", plan", believe", continue", predict", contemplate" and similar expressions. All forward-looking statements included in this Form 12b-25 are based on information presently available to the Company's management and are subject to various risks and uncertainties, including, without limitation, risks that the Company's current estimates are inaccurate; that the Company or its independent audit firm may determine that a different accounting treatment than that presently contemplated is proper or more appropriate; and the other risks described in the Company's SEC reports and filings under Cautionary Note Concerning Forward-Looking Statements", Risk Factors" or similar headings. You should not place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made. The Company has no obligation and does not undertake to publicly update, revise or correct any of its forward-looking statements after the date of this press release, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise.

FLORIDA COMMUNITY BANKS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	04-01-2009	By /s/	Guy Harris	Title:	Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).